03014376

RECD S.E.C.

MAR 3 1 2003

4/2/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 26th Street, Sutie 2090N
(No. and Street)

Santa Monica	CA	90404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough 310-309-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gelfond Hochstadt Pangburn, P.C.
(Name – *if individual, state last, first, middle name*)

1600 Broadway, Suite 2500	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Co-CEO

Title

Notary Public

YACOOB MUNNEE
Commission # 1400523
Notary Public - California
Los Angeles County
My Comm. Expires Feb 13, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent auditors' report on internal accounting control.

X (p) Exemption from Financial and Operations Principal Requirement.

SALEM PARTNERS, LLC
(A COLORADO LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2005
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: Salem Partners, LLC [13]

SEC FILE NO.: 8-50241 [14]

FIRM I.D. NO.: 043363 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1620 26th Street, Suite 2090N [20]
(No. and Street)

Santa Monica [21] CA [22] 90404 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]

AND ENDING (MM/DD/YY): 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough [30]

(Area Code) — Telephone No.: 310-309-0300 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of March 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2003
WASH. D.C. 155

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Gelfond Hochstadt Pangburn, P.C. [70]

ADDRESS

1600 Broadway, Suite 2500 [71]	Denver [72]	CO [73]	80202 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

See notes to financial statements.

Gelfond Hochstadt Pangburn, P.C.
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2002, and the related statements of loss, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Partners, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gelfond Hochstadt Pangburn, P.C.

February 27, 2003, except for
the first paragraph of Note 7 as to
which the date is March 7, 2003

1600 Broadway • Suite 2500 • Denver, CO 80202-4925
Ph: (303) 831-5000 • Fax: (303) 831-5032 • www.ghpcpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-50241 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 20,827	200			$ 20,827	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$ 29,662	550	29,662	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	2,831	670	2,831	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	21,907	680	21,907	920
11. Other assets		535	38,032	735	38,032	930
12. TOTAL ASSETS	$ 20,827	540	$ 95,732	740	$ 116,559	940

OMIT PENNIES

(Continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] [13]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[10] [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	21,199 [1205]	100,000 [1385]	121,199 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] [12]	[1390] [14]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 21,199 [1230]	$ 100,000 [1450]	$ 121,199 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	[15]	$ [1770]
22. Partnership (limited partners) LLC	[11] ($ (4,640) [1020])	(4,640) [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	[16]	( ) [1796]
24. TOTAL OWNERSHIP EQUITY (deficit)		$ (4,640) [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 116,559 [1810]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition (deficit)			$	(4,640)	3480
2. Deduct ownership equity not allowable for Net Capital			[19] (	)	3490
3. Total ownership equity qualified for Net Capital (deficit)				(4,640)	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities (deficit)			$	(4,640)	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $	95,732	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(95,732)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				[20] $	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	[18]		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital (deficiency)			$	(100,372)	3750

[30]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/02

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)			$ 1,413	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13) (deficiency)			$ (105,372)	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) (deficiency) 22			$ (102,492)	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 21,199	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 21,199	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% (.21)	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 24 01/01/02 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		461	3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. *Profit (loss) from underwriting and selling groups*		26	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		665,785	3995
9. Total revenue		$ 666,246	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		258,122	4120
11. Other employee compensation and benefits		511,855	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		50	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		6,201	4195
15. Other expenses		396,517	4100
16. Total expenses		$ 1,172,745	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (506,499)	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (506,499)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (93,325)	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 592,859	4240
A. Net income (loss)			(506,499)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	10,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)	(101,000)	4270
2. Balance, end of period (From item 1800) (deficit)			$ (4,640)	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/02

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter) see page 20	X	4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (506,499)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	9,772
(Increase) decrease in assets:	
Accounts receivable	205,621
Amounts due from affliate	(1,293)
Prepaid expenses and other assets	137,078
Securities owned, net	35,053
Increase in liabilities:	
Accounts payable and other	112,626
Total adjustments	498,857
Net cash used in operating activities	(7,642)
Cash flows from financing activities:	
Principal payments of capital lease obligations	(1,255)
Distributions to members	(101,000)
Net cash used in financing activities	(102,255)
Net decrease in cash and cash equivalents	(109,897)
Cash and cash equivalents, beginning	130,724
Cash and cash equivalents, ending	$ 20,827
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 50
Supplemental disclosure of non-cash investing and financing activities:	
Contribution of property and equipment by members	$ 10,000

See notes to financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. **Summary of significant accounting policies and business of the Company:**

Formation of the Company:

Salem Partners, LLC (the Company), a Colorado limited liability company, was formed in January 1997. Each member's liability is limited to its respective capital contributions, except as otherwise required by law.

The members' interests in the Company are represented by membership units. There are two classes of membership units: Class A and Class B. Only holders of Class A membership units participate in the management and operation of the Company's business.

At December 31, 2002, two individuals own 190 total Class A units and 410 Class B units, and one individual owns 10 Class B units. There were no changes in members' interests in the Company during the year.

Each member maintains a capital account that is increased or decreased by the amount of profit or loss allocable to the respective member. Losses for any period are allocated among those members having a positive balance in their capital accounts in proportion to and to the extent of such positive capital balances, any remaining losses are allocated among the members in accordance with their membership units. If all members maintain positive capital balances, profit or loss is allocated to members in accordance with their respective membership units.

In certain circumstances, the Company has the option to purchase a member's interest.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company provides investment banking and advisory services to clients primarily in the media and communications industries. The Company does not hold customer funds or securities.

Furniture, fixtures and equipment:

Furniture, fixtures and equipment are stated at cost and are being depreciated using straight-line and accelerated methods over the estimated useful lives of the assets ranging from 5 to 7 years.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2002

1. **Summary of significant accounting policies and business of the Company (continued):**

Cash and cash equivalents (continued):

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities owned:

Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value, as determined by management.

Investment banking and advisory services:

The Company received substantially all of its revenue from investment banking and advisory services which included private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement, recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is completed.

Concentrations:

During the year ended December 31, 2002, three clients accounted for approximately 13%, 14% and 15%, respectively, of the Company's total investment banking and advisory service revenue.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2002

1. **Summary of significant accounting policies and business of the Company (continued):**

Income taxes:

Because the Company is a limited liability company, it is not subject to income taxes. Instead, each member is taxed on its proportionate share of the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

Comprehensive income:

Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income,* requires disclosure of comprehensive income which includes certain items previously not reported in the statement of income. During the year ended December 31, 2002, the Company did not have any components of comprehensive income to report.

Recently issued and enacted accounting pronouncement:

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited on a prospective basis only. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It changes the accounting for goodwill and other intangible assets with indefinite lives from an amortization method to an impairment-only approach and requires intangible assets with finite lives to be amortized over their useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 141 and No. 142 had no impact on the financial condition or results of operations of the Company as the Company has no current planned business combinations and does not have any acquired goodwill or intangible assets.

2. **Securities owned:**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2002, these securities, at estimated fair values, consist of the following:

Warrants	$	3,300
Options		0
	$	3,300

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2002

3. Furniture, fixtures and equipment:

As of December 31, 2002, furniture, fixtures and equipment consisted of the following:

Equipment	$	61,500
Furniture and fixtures		14,653
		76,153
Less accumulated depreciation and amortization		54,246
	$	21,907

4. Operating leases:

The Company leases office space under a five year operating lease expiring in 2003. Subject to certain conditions, as described in the lease agreement, the Company has the option to renew the lease for an additional five year term. The Company is responsible for its proportionate share of any increase, from 1998, in operating expenses of the building and taxes of the lessor.

In addition, the Company leases certain vehicles and equipment under operating leases that expire through April 2005. Total rent expense for the year ended December 31, 2002 was approximately $98,600. Future minimum lease payments at December 31, 2002, under all operating leases are approximately as follows:

Year ending December 31,		
2003	$	68,700
2004		20,700
2005		7,000
	$	96,400

5. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Plan (the Plan) for the benefit of its eligible employees. The Plan is a defined contribution plan. Participants may contribute from 1% to 15% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2002, the Company made $52,500 in contributions to the Plan.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2002

6. Fair value of financial instruments:

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to disclose estimated fair values for its financial instruments, for which it is practicable to estimate fair value. For derivative instruments held for trading purposes, which include options and warrants that are not readily marketable, fair values are estimated by management based on current market conditions and quoted market prices for similar instruments. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair values because of the short-term maturities of these instruments.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital deficiency of $100,372 which was $105,372 below its required net capital of $5,000. The Company's net capital ratio was (.21) to 1. In accordance with SEC Rule 17a-11, on March 7, 2003, the Company notified the SEC of its net capital deficiency.

The following is a reconciliation between the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002) of net capital and the computation based on the audited financial statements:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	8,730
Audit adjustment to decrease accounts receivable (reduction in non-allowable assets)		54,167
Audit adjustment to record additional expenses		(21,602)
Audit adjustment to reduce revenue		(141,667)
Net capital deficiency	$	(100,372)

In addition, during the year ended December 31, 2002, the Company erroneously recorded $52,500 of 401(k) contribution expense as a distribution to the managing members. In connection with preparing the audited financial statements, an adjustment was recorded to properly reflect this amount as an expense. This audit adjustment did not impact net capital as reported in the unaudited FOCUS report filed in January 2003.

8. Receivable from affiliate:

At December 31, 2002, the Company has advanced a total of $2,831 to an affiliate controlled by the Class A unit holders of the Company. The advance is non-interest bearing, unsecured and due on demand. In addition, certain warrants, with no market value at December 31, 2002, and earned in connection with services rendered by the Company, were issued to the affiliate.

Gelfond Hochstadt Pangburn, P.C.
Certified Public Accountants and Consultants

To the Members
Salem Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Salem Partners, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1600 Broadway • Suite 2500 • Denver, CO 80202-4925
Ph: (303) 831-5000 • Fax: (303) 831-5032 • www.ghpcpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Salem Partners, LLC for the year ended December 31, 2002, and this report does not affect our report thereon dated February 27, 2002, except for the first paragraph of Note 7 as to which the date is March 7, 2003.

<u>Computation of Net Capital-SEC Rule 15-c3-1</u>

The Company computes its net capital requirement using the standard method and is subject to a minimum net capital requirement of $5,000. SEC Rule 15c-3-1 states that every broker or dealer must at all times have and maintain net capital of not less than the required minimum, as applicable to its ratio requirement. During our audit we noted that the Company was in violation of Rule 15c-3-1 by failing to maintain its minimum net capital requirement during the period March 8, 2002 through March 26, 2002 and at December 31, 2002.

The first incident of noncompliance with the rule was the result of the Company transferring cash in the amount of $150,000 from its checking account and depositing it into a brokerage account. According to a No-Action Letter issued on November 3, 1998, by the SEC, introducing brokers or dealers are only allowed to include assets in their proprietary accounts held by a clearing broker dealer ("PAIB") in their net capital computations, provided that the clearing broker dealer establishes a separate reserve account for PAIB assets and the introducing broker dealer and the clearing broker dealer enter into a written agreement regarding the arrangement. Since the Company did not have a PAIB agreement with the financial institution maintaining its brokerage account, any assets maintained in the account were considered to be non-allowable assets for purposes of the net capital computation and their exclusion resulted in a net capital deficiency.

The second incident of noncompliance with the rule occurred as result of year end audit adjustments to the books and records of the Company. Adjustments were required to correct certain account balances, including the deferral of approximately $100,000 in non-refundable fees received, primarily in December 2002, that the Company recognized and recorded as income upon receipt. In accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements, up front fees, even if non-refundable, should be recognized as the products or services are delivered or performed over the term of the arrangement or expected period of performance, and should be deferred and recognized over the period that the fee is earned. The Company erroneously recorded these non-refundable fees as revenue upon the signing of contracts to provide services. The exclusion of these non-refundable fees from revenue resulted in a net capital deficiency at December 31, 2002.

On December 17, 2002 and March 7, 2003, in accordance with SEC Rule 17a-11, the Company notified the SEC of the respective net capital deficiencies. SEC Rule 17a-11 requires every broker dealer, whose net capital declines below its minimum net capital requirement, to give notice of such deficiency on the date the deficiency occurs. As of the date of this letter, March 7, 2003, management has informed us that the Company is compliance with its minimum net capital requirement. In addition, management has informed us that the Company is currently performing an evaluation of its practices and procedures in order to improve its systems to ensure compliance with SEC Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that, practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except as noted in the previous paragraph, were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Company's members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gelfond Hochstadt Pangburn, P.C.

March 7, 2003

NASD REGULATION

NASD Regulation, Inc.
1390 Piccard Drive
Rockville, MD 20850

301-590-6500

August 27, 1997
NASD ID #43363
NASD District #3A

Ms. Marlene Reed
Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, NY 10103-0001

RE: Exemption from Financial and Operations Principal Requirement

Dear Ms. Reed:

This is to advise that Salem Partners LLC is exempt from the Financial and Operations Principal Requirement based upon criteria established by the Association's Board of Governors. This matter will be reviewed again at the time of the pre-membership interview by the District to determine if the firm continues to qualify for exemption.

Granting this exemption does not preclude the Association from requiring qualifications of a Financial and Operations Principal at some future date should changes occur which effect the basis for granting this exemption.

If you anticipate a change in your operations, you must notify the District prior to any such change and submit Form BD to amend item #10 as well as any other applicable items within the form. As with any change to the information contained in Form BD, amending the form requires that the particular page or pages effected by the change should be corrected and forwarded to CRD together with an originally signed and notarized Execution Page of the Form BD.

Sincerely,

Doris Corporal

Doris Corporal
Membership Specialist
Client & Regulatory Services